May 30, 2008

Ms. Kristin Lochhead
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
500 Fifth Street NW
Washington, DC 20549

RE:	Advanced Photonix, Inc. Form 10-K for the fiscal year ended March 31, 2007 Filed June 29, 2007 Form 10-Q for the quarterly period ended December 28, 2007 File No. 001-11056

Dear Ms. Lochhead:

This letter is a response from Advanced Photonix, Inc. (the “Company”) to the Staff’s comment letter dated April 18, 2008 with regard to the above filings. For your convenience, the Company has duplicated each of the Staff’s comments below and has numbered each comment and the Company’s response thereto to correspond to the numbers assigned to the comments in your letter.

10-K for the fiscal year ended March 31, 2007

1.
Comment: We reference your response to prior comment 4 in our letter dated February 19, 2008. Please clarify in your response and in future filings whether there is any remaining liability related to the wafer fabrication and corporate relocation exit costs. If so, please include the disclosures required by 20b(2) of SFAS 146. Alternatively, if all costs have been paid, please state that fact.

Response:
There is no liability remaining relative to the wafer fabrication or corporate relocation exit costs as of March 31, 2007. Any additional expenses relative to the wafer fabrication exit costs will be expensed as incurred. All expenses for the corporate relocation were incurred and paid in FY 2007 and no additional exit costs are anticipated.

The Company will state these facts in future filings.

2.
Comment: We referenced your response to prior comment 11 in our letter dated February 19, 2008. Please note that if, in future filings, you refer to an independent valuation analysis of the fair value of intangible assets in your Form 10-K, you should name the expert in the filing. Alternatively, management may elect to take full responsibility for valuing the intangible asset. In addition, please also be advised that if you name the expert in future filings and intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the expert as an exhibit to the registration statement.

Advanced Photonix Inc. 2925 Boardwalk Ann Arbor, MI 48104

Response:
In future filings, management will elect to take full responsibility for valuing the intangible assets.

3. Comment: We note your response to prior comment 16 in our letter dated February 19, 2008. We see that you reported a taxable loss of $2.7 million for 2007 and cumulative losses over the past four years. In light of the current and cumulative taxable loss, tell us why you believe that you can rely on projections of future taxable income to substantiate the realization of the deferred tax asset. Please also tell us whether you expect to generate taxable income for fiscal year 2008, discuss the extent to which you have historically met projections of taxable income and explain how projections for future tax years have been determined. Please provide us with a more detailed analysis of your assumptions underlying the determination that it is more likely than not that the net asset will be realized.

Response:
The Company forecasts taxable income through its budgeting and planning process each year. The process takes into account existing contracts, firm sales backlog, and projected sales based upon customer supplied forecasts of product purchases its design wins, Company resources needed to fulfill these customers’ requirements, and extraordinary expenses that may be part of long-term initiatives to increase shareholder value through revenue growth and efficiency improvements leading to profit improvement. The Company has substantial history, more than 10 years in most cases, with its customers and its market on which its forecasts are based.

As a result of its budgeting process, the Company planned to have taxable income for fiscal years 2004, 2005 and 2006. Actual taxable income for those years was approximately $473,000, $867,000, and $318,000 in 2004, 2005, and 2006, respectively. For 2007, the Company budgeted for a sizeable taxable loss as it embarked upon an aggressive growth strategy that entailed developing advanced technology acquired in 2006, and introducing new products based upon this advanced technology into rapidly expanding markets. In addition, in 2007, the Company also embarked upon a facility consolidation program in order to eliminate duplicate facilities and thus improve efficiency and reduce costs. Both of these actions were undertaken to significantly improve long-term profitability and shareholder value. In 2007, the Company reported a taxable loss of $2,787,000.

Although actual taxable income (loss) fell short of projections in 2004-2007, the Company believes it can place some reliance on its projections as it relates to evaluating its net deferred tax asset. For 2004 through 2006, we achieved taxable income in years we budgeted taxable income, and similarly, when we budgeted a taxable loss in 2007, the result was a taxable loss in 2007.

At March 31, 2007, our net deferred tax asset before consideration of a valuation allowance was approximately $5,758,000, mainly consisting of net operating loss carry-forwards which expire at various amounts over an approximate 20 year period. In evaluating this asset, we considered the positive evidence that the Company had realized taxable income in 2 of the past 3 years (2005-2007 period) and, as discussed above, the Company believed it could place some reliance on its projections of future income. We also considered negative evidence such as the cumulative taxable losses the Company experienced over the 2005-2007 period and that the Company historically had not fully achieved its projected taxable income. As a result of this analysis, it was the Company’s judgment that a valuation allowance of $4,533,000 was necessary at March 31, 2007. This left the Company with a net deferred tax asset of $1,225,000 at March 31, 2007.

At March 31, 2007, based on our 3 year projections, management estimated that the remaining deferred tax asset of $1,225,000 would more likely than not be realized, as it felt the facility consolidation and new product introductions would be completed, and the Company would slowly return to increased levels of taxable income in 2008 and beyond. Furthermore, when looking at the taxable loss of $2,787,000, management estimated that approximately $1,717,000 of costs were incurred as a result of our previously discussed 2007 strategy, which management considered to be non-recurring type costs, rather than representing continuing operating conditions. Excluding these costs, our taxable loss for 2007 would have been $ 1,070,000.

The Company has not completed its year-end tax analysis for 2008, but does expect to generate a taxable loss for 2008 rather than our originally expected taxable income due to several reasons including delayed revenue from new products, which is a result of delays in our customers’ new product introductions, unplanned cost overruns in the Company’s facility consolidation efforts, and delayed revenue due to manufacturing complications resulting from the closing of the Company’s Wisconsin manufacturing facility. As part of the Company’s year-end close and 2008 10-K preparation process, the Company is in the process of evaluating the realization of its deferred tax assets.

3.
Comment: As a related matter, in future filings, critical accounting policies should provide clear and detailed disclosure of the assumptions and judgments employed to determine that the deferred tax asset is realizable.

Response:
In future filings, critical accounting policies will provide clear and detailed disclosure of the assumptions and judgments employed to determine that the deferred tax asset is realizable.

10-Q for the quarterly period ended December 28, 2007

4. Comment: We see your response to prior comment 20 in our letter dated February 19, 2008. We note that the impact of the accounting change will be material to your future operations. Please confirm to us that you will file a preferability letter as Exhibit 18 in your Form 10-K for the year ended March 31, 2008, in accordance with Rule 10-01(b)(6) of Regulation S-X.

Response:
The company will file a preferability letter as Exhibit 18 in our Form 10-K for the year ended March 31, 2008, in accordance with Rule 10-01(b)(6) of Regulation S-X.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 734-864-5605 if you have any questions about the foregoing or need any additional information.

Sincerely,

ADVANCED PHOTONIX, INC.

/s/ Robin Risser
Robin Risser
Chief Financial Officer